UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1)

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Filed by a Party other than the Registrant   ☒

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☒           Preliminary Proxy Statement

☐           Confidential, for Use of the Commission Only (as permitted by Rule14a-6(e)(2))

☐           Definitive Proxy Statement

☐          Definitive Additional Materials

☐           Soliciting Material Under Rule 14a-12

PLX TECHNOLOGY, INC.
(Name of Registrant as Specified in Its Charter)

POTOMAC CAPITAL PARTNERS II, L.P.
POTOMAC CAPITAL MANAGEMENT II, L.L.C.
POTOMAC CAPITAL PARTNERS III, L.P.
POTOMAC CAPITAL MANAGEMENT III, L.L.C.
POTOMAC CAPITAL PARTNERS L.P.
POTOMAC CAPITAL MANAGEMENT, L.L.C.
PAUL J. SOLIT
ERIC SINGER
MARTIN COLOMBATTO
STEPHEN DOMENIK
MARK SCHWARTZ
ARTHUR SWIFT

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION
DATED OCTOBER 29, 2013

POTOMAC CAPITAL PARTNERS II, L.P.

__________, 2013

Dear Fellow Stockholder:

Potomac Capital Partners II, L.P., a Delaware limited partnership, and the other participants in this solicitation (collectively, “Potomac” or “we”) are the beneficial owners of an aggregate of 4,471,584 shares of common stock, par value $0.001 per share, of PLX Technology, Inc., a Delaware corporation (the “Company”), representing approximately 9.8% of the shares of common stock outstanding.  For the reasons set forth in the attached Proxy Statement, we are seeking representation on the Company’s Board of Directors (the “Board”) because we believe that the Board can be improved with the addition of truly independent directors who will bring a fresh perspective to the Board and who are committed to fully exploring all opportunities to unlock stockholder value.  Accordingly, we are seeking your support at the annual meeting of stockholders scheduled to be held at _________ located at ___________________, on December 18, 2013 at ____ _.m., local time, including any adjournment or postponement thereof and any meeting which may be called in lieu thereof (the “Annual Meeting”), for the following:

1.
To elect Potomac’s five (5) director nominees (the “Nominees”) to serve on the Company’s Board of Directors in opposition to the Company’s director nominees until the 2014 annual meeting of stockholders or until their successors are elected and qualified;

2.	To ratify the appointment of BDO USA, LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2013;

3.	To vote on a non-binding basis on the compensation of the executive officers named in the Summary Compensation Table, as disclosed in the Company’s proxy statement for the Annual Meeting; and

4.	To transact any other business that may properly come before the Annual Meeting or any adjournment or postponement thereof.

The Board is currently composed of eight (8) directors, all of whom are up for election at the Annual Meeting.  We are seeking your support at the Annual Meeting to elect five (5) director candidates, who would constitute a majority of the Board, if elected, and who are committed to reexamining the Company’s current strategy and focusing on specific opportunities to enhance value for stockholders.

The enclosed Proxy Statement is soliciting proxies to elect only our Nominees.  Accordingly, the enclosed GOLD proxy card may only be voted for our five (5) Nominees and does not confer voting power with respect to the Company’s nominees.  You can only vote for the Company’s director nominees by signing and returning a proxy card provided by the Company.  Stockholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications and other information concerning the Company’s nominees.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed GOLD proxy card today.  The attached Proxy Statement and the enclosed GOLD proxy card are first being furnished to the stockholders on or about __________, 2013.

If you have already voted for the incumbent management slate you have every right to change your vote by signing, dating and returning a later dated GOLD proxy card or by voting in person at the Annual Meeting.

If you have any questions or require any assistance with your vote, please contact Okapi Partners LLC, which is assisting us, at their address and toll-free numbers listed below.

Thank you for your support,

Eric B. Singer
Potomac Capital Partners II, L.P.

If you have any questions, require assistance in voting your GOLD proxy card, or need additional copies of Potomac’s proxy materials,
please contact Okapi Partners at the phone numbers or email listed below.

OKAPI PARTNERS LLC
437 Madison Avenue, 28th Floor
New York, N.Y. 10022
(212) 297-0720
Call Toll-Free at: (877) 566-1922
E-mail: info@okapipartners.com

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED OCTOBER 29, 2013

2013 ANNUAL MEETING OF STOCKHOLDERS
OF
PLX TECHNOLOGY, INC.
_________________________

PROXY STATEMENT
OF
POTOMAC CAPITAL PARTNERS II, L.P.
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

Potomac Capital Partners II, L.P. (“PCP II”), a Delaware limited partnership, and the other participants in this solicitation (collectively, “Potomac” or “we”) are significant stockholders of PLX Technology, Inc., a Delaware corporation (“PLX” or the “Company”).  We believe substantial change to the composition of the Board of Directors of the Company (the “Board”) is necessary in order to ensure the Company is being run in a manner consistent with the best interests of all stockholders.  We are therefore seeking your support for the election of our director nominees to the Board at the annual meeting of stockholders scheduled to be held at _________ located at ___________________, on December 18, 2013 at ____ _.m., local time, including any adjournments or postponements thereof and any meeting which may be called in lieu thereof (the “Annual Meeting”), for the following:

1.
To elect Potomac’s director nominees, Martin Colombatto, Stephen Domenik, Mark Schwartz, Eric Singer and Arthur Swift (each a “Nominee” and, collectively, the “Nominees”), to serve as directors of the Company until the 2014 annual meeting of stockholders or until their successors are elected and qualified, in opposition to the Company’s incumbent directors;

2.	To ratify the appointment of BDO USA, LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2013;

3.	To vote on a non-binding basis on the compensation of the executive officers named in the Summary Compensation Table, as disclosed in the Company’s proxy statement for the Annual Meeting; and

4.	To transact any other business that may properly come before the Annual Meeting or any adjournment or postponement thereof.

This Proxy Statement is soliciting proxies to elect only our Nominees.  Accordingly, the enclosed GOLD proxy card may only be voted for our five (5) Nominees and does not confer voting power with respect to the Company’s nominees.  See “Voting and Proxy Procedures” on page 18 for additional information.  You can only vote for the Company’s director nominees by signing and returning a proxy card provided by the Company.  Stockholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications and other information concerning the Company’s nominees.

PCP II, Potomac Capital Management II, L.L.C. (“Potomac Management II”), Potomac Capital Partners III, L.P. (“PCP III”), Potomac Capital Management III, L.L.C. (“Potomac Management III”), Potomac Capital Partners L.P. (“PCP I”), Potomac Capital Management, L.L.C. (“Potomac Management I”), Paul J. Solit (“Mr. Solit”) and Eric B. Singer (collectively, with PCP II, Potomac Management II, PCP III, Potomac Management III, PCP, Potomac Management and Mr. Solit, the “Potomac Group”) and the Nominees are members of a group formed in connection with this proxy solicitation and are deemed participants in this proxy solicitation.

PLX has set the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting as November 11, 2013 (the “Record Date”).  The mailing address of the principal executive offices of the Company is 870 W. Maude Avenue, Sunnyvale, California 94085.  Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.  According to the Company, as of the Record Date, there were __________ shares of Common Stock, par value $0.001 per share (the “Shares”), outstanding and entitled to vote at the Annual Meeting.  As of the Record Date, the Potomac Group and the Nominees owned an aggregate of 4,471,584 Shares, which represents approximately 9.8% of the Shares outstanding.  We intend to vote such Shares FOR the election of the Nominees, FOR the ratification of the appointment of BDO USA, LLP, as described herein, and in a manner consistent with the recommendation of Institutional Shareholder Services Inc. (“ISS”), a leading proxy advisory firm, with respect to the non-binding advisory vote on executive compensation, as described herein.

THIS SOLICITATION IS BEING MADE BY POTOMAC AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY.  WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS DESCRIBED HEREIN.  SHOULD OTHER MATTERS, WHICH WE ARE NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED GOLD PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

WE URGE YOU TO SIGN, DATE AND RETURN THE GOLD PROXY CARD IN FAVOR OF THE ELECTION OF OUR NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE FOR EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD.  THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.  ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials
for the Annual Meeting

This Proxy Statement and GOLD proxy card are available at
_____________________________

IMPORTANT

Your vote is important, no matter how many Shares you own.  We urge you to sign, date, and return the enclosed GOLD proxy card today to vote FOR the election of our Nominees.

•
If your Shares are registered in your own name, please sign and date the enclosed GOLD proxy card and return it to Potomac c/o Okapi Partners LLC (“Okapi Partners”) in the enclosed postage-paid envelope today.

•
If your Shares are held in a brokerage account or bank, you are considered the beneficial owner of the Shares, and these proxy materials, together with a GOLD voting form, are being forwarded to you by your broker or bank.  As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your Shares on your behalf without your instructions.

•
Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company.  Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us.  Remember, you can vote for our independent Nominees only on our GOLD proxy card.  So please make certain that the latest dated proxy card you return is the GOLD proxy card.

OKAPI PARTNERS LLC 437 Madison Avenue, 28th Floor New York, N.Y. 10022 (212) 297-0720 Call Toll-Free at: (877) 566-1922 E-mail: info@okapipartners.com

BACKGROUND TO THE SOLICITATION

The following is a chronology of the material events leading up to this proxy solicitation:

•	On April 30, 2012, the Company announced that it had entered into a merger agreement with Integrated Device Technology, Inc. (“IDT”), pursuant to which the Company would be acquired.

•
On December 19, 2012, the Company announced that it was terminating its merger agreement with IDT in response to the United States Federal Trade Commission’s determination to challenge the proposed acquisition by IDT.

•
On January 25, 2013, Potomac delivered a letter to the Board stating its belief that the Board and management should immediately commence a thorough review process of all strategic alternatives available to the Company and that the Company should not remain an independent public company.  Potomac noted that during the “go-shop” period of the abandoned transaction with IDT, there had been market interest in a possible acquisition of the Company and an interested party had submitted a formal competing offer for an all cash acquisition of the Company.  The letter concluded that as a result of the recent divestiture of unprofitable non-core businesses and a $20 million annual operating expense reduction, the Company represented an even more attractive acquisition target today than in April 2012 when it signed the merger agreement with IDT and, therefore, stockholder value could be maximized only through a robust exploration and evaluation of all available strategic options and value-maximizing opportunities.  Potomac also reached out to management requesting a meeting with management and the independent directors of the Board.

•
On January 29, 2013, the Company announced that it had approved amendments to its Amended and Restated Bylaws (the “Bylaws”) on January 24, 2013, which, among other things, purported to restrict stockholders from calling a special meeting of stockholders or acting by written consent.  The amendments also added disclosure requirements for stockholders making proposals, among other things.

•
On February 3, 2013, Potomac received an email from David Raun, the Company’s newly appointed President and CEO, responding to Potomac’s request for a meeting.  Mr. Raun indicated that management would meet with Potomac (without the presence of independent directors of the Board) and a formal response to Potomac’s January 25, 2013 letter would be forthcoming.

•
On February 4, 2013, Potomac received a letter from D. James Guzy Sr., the Chairman of the Board, responding to Potomac’s letter of January 25, 2013.  In this letter, Mr. Guzy stated that the Board regularly reviews and considers the strategic alternatives available to the Company and would continue to do so.  Mr. Guzy also indicated that the Board had instructed management to meet with Potomac.

•	On February 7, 2013, Mr. Singer emailed Mr. Raun requesting a meeting with all independent directors of the Board.

•	On February 11, 2013, Mr. Raun emailed Mr. Singer indicating that Potomac could meet with two independent directors on February 26, 2013.

•
On February 13, 2013, Potomac delivered a second letter to the Board and issued a press release, expressing its disappointment with the Board’s failure to provide a meaningful response to the issues raised in its January 25, 2013 letter.  Potomac was troubled that despite the significance of its concerns, management had offered to meet with Potomac as part of its meetings with investors on routine communications and all members of the Board were not available for an immediate meeting.  Potomac also pointed out that while the full Board had excused themselves with having no time to meet immediately, the Board had found time to adopt stockholder unfriendly defenses only four days after the filing of Potomac’s initial Schedule 13D.  The letter reiterated that value can best be created by capitalizing on the historic interest in the Company and exploring all available strategic alternatives, including the sale of the Company.  However, Potomac stressed they had no faith that the Board as currently composed will translate strategic interest in the Company into a value-maximizing transaction. Potomac concluded that change was needed in the composition of the Board.

•	On February 22, 2013, Mr. Singer emailed Mr. Raun reiterating his disappointment that Mr. Guzy, the Chairman of the Board, would not be at the meeting scheduled for February 26, 2013.

•
On February 26, 2013, Mr. Singer met with Mr. Raun, Arthur O. Whipple, the Company’s Chief Financial Officer, and two independent directors, Michael J. Salameh and Thomas Riordan.   At the meeting, Mr. Singer expressed Potomac’s concerns with the Company, including Potomac’s concern over the sub scale nature of PLX’s business, the potential loss of market share when faced with increased competition, the Company’s historic underperformance, and the dilution of stockholders, in each case while the existing independent directors were on the Board.

•	On February 27, 2013, Mr. Singer emailed Mr. Raun requesting a meeting with Mr. Guzy, the Chairman of the Board. Mr. Raun responded that Mr. Guzy was not available to meet with Mr. Singer.

•
On March 6, 2013, PCP II delivered a letter to PLX nominating the Nominees for election to the Board at the Annual Meeting.  Potomac also announced that it intended to engage in discussions with management, the Board and stockholders of the Company regarding the nomination of directors at the Annual Meeting and the composition of the Board generally.

•
On March 7, 2013, Mr. Singer emailed Mr. Raun requesting a call with Mr. Guzy.   Later that day, Mr. Raun responded to Mr. Singer by email expressing the Board’s concerns with having constructive discussions following Potomac’s announcement that it intended to seek representation on the Board.  Mr. Raun also expressed the Board’s view that Potomac had not raised specific concerns, suggestions or inputs relating to operational improvements or strategic initiatives to enhance stockholder value.

•
On March 8, 2013, Mr. Singer responded to Mr. Raun’s email expressing Potomac’s desire to continue to engage in constructive dialogue with the Company and explaining that Potomac nominated a slate of directors in order to preserve its rights as a stockholder of the Company.  In addition, Potomac reiterated a number of concerns raised at the February 26, 2013 meeting, including Potomac's deep concern over the substantial dilution of stockholders over the past few years.  Mr. Singer noted that since January 2009, the Company had issued over 17 million shares diluting stockholders by over 50%.  In addition, Mr. Singer expressed Potomac's concerns over the Company's poor capital allocation and acquisition strategy, noting that the Company had incurred as much as $40 or $50 million of cash losses on its acquisitions and has not seen commensurate returns in income or revenue.  Mr. Singer also expressed Potomac's concerns about the long term viability of the Company and how a sale this time around with PLX’s improved operations could result in a purchase price that creates greater value for stockholders on a risk adjusted basis than the value PLX can deliver through executing against its stated business plan.

•
Later on March 8, 2013, Mr. Raun emailed Mr. Singer reiterating the Board’s concerns with continuing to have discussions with Potomac in light of Potomac’s nomination of directors.  Mr. Raun also requested a specific list of issues to discuss in advance of any future call.

•	On March 19, 2013, Mr. Singer met with Mr. Raun and Mr. Whipple at an investor conference. Mr. Singer expressed Potomac’s desire to avoid a proxy contest at the Annual Meeting.

•
On March 20, 2013, Potomac made a written settlement proposal to the Company to avoid an election contest at the Annual Meeting, which included that the Board be expanded to include two stockholder representatives, that a strategic review committee be formed, and that the Board adopt a mandatory retirement policy for directors, which would have resulted in two directors retiring from the Board at the Annual Meeting.

•	On March 28, 2013, Michael J. Salameh, a director, emailed Mr. Singer that he had been discussing Potomac’s proposal with members of the Board.

•
On March 31, 2013, the Board proposed an in-person meeting with Mr. Singer at the Company’s headquarters.  Later that day, Potomac responded that it would be willing to make a special trip to California if the Company had a willingness to discuss the proposal made by Potomac on March 20th.

•
On April 17, 2013, Mr. Singer met with three Board members, Michael J. Salameh, Ralph Schmitt and John Hart at the Company’s headquarters.  At this meeting, Mr. Singer was informed that the Board had not thoroughly considered the settlement proposal and would not continue further settlement discussions unless Potomac enter into a non-disclosure agreement.  Potomac would not agree to sign a non-disclosure agreement, believing that the parties could continue discussions in good faith without restricting Potomac from continuing to acquire Shares in the Company.

•
On June 27, 2013, PCP II delivered a letter (the “Demand Letter”) to the Company demanding to inspect all books and records of the Company relating to (i) any alternative acquisition proposal presented or considered by the Board during the Issuer’s go-shop period provided under the merger agreement with IDT, (ii) any potential acquisition, sale, merger or business combination including, but not limited to, indications of interest or rejected offers, involving the Company since the termination of the merger agreement with IDT, (iii) any strategic alternatives being considered by the Company, including advice, reports or recommendations from the Company’s investment bankers since January 1, 2011, and (iv) any communications with third-parties, including potential acquirors or acquirees, regarding any potential acquisition, sale, merger or business combination, including but not limited to indications of interest or rejected offers, involving the Company since January 1, 2011.  The purpose of the Demand Letter was to ascertain whether the Board violated their fiduciary duties to stockholders by failing to pursue all strategic alternatives as well as assess the qualifications and competency of the current Board, particularly in light of the significant antitrust issues that the Board knew or should have known relating to the IDT transaction.

•
On July 5, 2013, counsel for the Company sent a letter to Potomac, rejecting Potomac’s Demand Letter on the grounds that it failed to comply with the legal requirements for making a proper demand for inspection of the Company’s books and records.

•
On July 25, 2013, Mr. Singer met with two independent directors, Michael J. Salameh and Thomas Riordan.  At the meeting, Mr. Singer expressed his belief as to why the Board needed to be reconstituted.  Mr. Riordan became upset and suggested that Potomac sell its stock if Potomac did not like the way the Board was overseeing the Company.

•
On July 29, 2013, Potomac sent a letter to the Board expressing its disappointment with the conduct of Mr. Riordan at the July 25th meeting and the fact that the Chairman of the Board would not meet with Potomac.  Potomac expressed its belief that after years of weak operating performance, poor stock price performance, a failed M&A strategy, and a botched acquisition with IDT, the Board would be interested in working with a significant independent investor who was committed to maximizing the value of PLX stock and that given the Board’s actions, it was even more important to add independent directors to the Board.

•
On August 4, 2013, Mr. Salameh, on behalf of the Board, responded to Potomac’s letter, disagreeing with Potomac’s characterization of the July 25th meeting and expressing its   concerns again with continuing to have discussions with Potomac.

•
On August 7, 2013, Potomac submitted a follow-up request to inspect the Company’s books and records relating to any alternative acquisition proposals presented or considered by the Board from the first date of the Company’s “go-shop” period provided under the merger agreement with IDT through the date thereof and any correspondence with the potential bidders contacted during the Company’s go-shop period.

•
On August 14, 2013, the Company’s counsel sent a letter to Potomac again rejecting Potomac’s request to inspect certain books and records, on the grounds that it failed to comply with the legal requirements for making a proper demand for inspection of the Company’s books and records.

•
On September 25, 2013, Mr. Singer reached out to Mr. Raun at an investor conference in New York, and indicated that if the Nominees were elected to the Board, Potomac wanted to have a constructive and supportive relationship with the Company’s management.

•	On October 5, 2013, Mr. Singer reached out to Mr. Salameh to discussed potential terms for avoiding a proxy contest at the Annual Meeting.

•
On October 8, 2013, Mr. Singer met with Mr. Schmitt in an effort to continue to discuss potential terms for avoiding a proxy contest.  Mr. Singer indicated that in order to meaningfully reconstitute the Board, certain members of the Board would need to not stand for re-election.  Mr. Schmitt indicated that he thought certain of the Nominees would be good additions to the Board.

•
On October 11, 2013, PLX delivered to Potomac Capital a settlement proposal that proposed, among other thing, adding two Nominees to the Board.  However, all incumbent directors would continue to stand for re-election at the Annual Meeting.

•
On October 12, 2013, Mr. Singer called Mr. Salameh and Mr. Schmitt to express Potomac’s disappointment that the Company’s settlement proposal was not consistent with prior discussions and did not propose a reconstitution of the Board that included certain members agreeing to not stand for re-election at the Annual Meeting.

•
On October 13, 2013, Potomac responded to the Company’s proposal, proposing that three Nominees be appointed to the Board, one of which would be mutually agreed upon by Potomac and PLX, and two directors, identified by Potomac, would agree not to stand for re-election at the Annual Meeting.  Potomac also proposed the formation of a strategic review committee consisting of 4 members, two of which would be Nominees, and that it would agree to a customary standstill.

•
On October 15, 2013, PLX sent a letter to Potomac indicating that it would not discuss our October 13, 2013 proposal unless Potomac would agree to a broad standstill expiring in 2015.  The Company did not address the issue of certain members of the Board agreeing to not stand for re-election.

•
On October 21, 2013, following the Company’s disappointing third quarter results and lower than expected guidance, Mr. Singer called Mr. Raun and Mr. Salameh and expressed disappointment with the Company’s performance and the Board’s apparent resistance to resolving the proxy contest with a meaningful reconstitution of the Board.

•
On October 25, 2013, Potomac issued a press release and open letter to stockholders expressing its disappointment with the Board’s failure to engage in meaningful discussions with its largest stockholder in order to avoid a proxy contest at the Annual Meeting.  Potomac noted that it appeared the Board was resistant to any resolution that involved any incumbent director not standing for re-election at the Annual Meeting.  Potomac further expressed its frustration with the Board’s readiness to spend stockholder capital to engage in a proxy contest despite de minimis ownership in PLX.

•	On October 26, 2013, Potomac reached out to Ralph Schmitt to discuss a way to avoid a proxy contest.

•
On October 27, 2013, PLX sent a letter to Potomac proposing new terms of settlement to avoid a proxy contest at the Annual Meeting.  In substance, PLX proposed, among other things, that two existing directors identified by PLX would agree not to stand for re-election at the Annual Meeting, the Board would be increased from eight to nine directors, and the Board would nominate Eric Singer, Steve Domenik and a third nominee, as mutually agreed upon by Potomac and PLX, for election at the Annual Meeting.  PLX also proposed to re-nominate the three new directors at the 2014 annual meeting of stockholders (the “2014 Annual Meeting”), which would be scheduled no later than June 30, 2014, only if PLX does not receive advance notice of nomination from any other person or group in connection with the 2014 Annual Meeting.  At the same time, PLX requested that Potomac enter into a standstill agreement that will prevent Potomac from acting adverse to management until 10 days prior to the Company’s nomination deadline for the 2015 annual meeting of stockholders (the “2015 Annual Meeting”), whether or not the new director nominees are re-nominated by the Board.

•
On October 28, 2013, Potomac responded to PLX’s settlement proposal of October 27, 2013, proposing, among other things, that three existing directors identified by PLX and acceptable to Potomac would agree not to stand for re-election at the Annual Meeting, that the Board remain fixed at eight directors, and that the Board nominate Eric Singer, Steve Domenik and a third Potomac Nominee, as mutually agreed upon by Potomac and PLX, for election at the Annual Meeting.  In addition, Potomac indicated that it was amenable to entering into a comprehensive standstill agreement that would expire 10 days prior to the Company’s nomination deadline for the 2015 Annual Meeting, if the Company supports the new director nominees for re-election at the 2014 Annual Meeting without condition and agrees to schedule the 2015 Annual Meeting by June 30, 2015.

REASONS FOR OUR SOLICITATION

We have conducted extensive due diligence on PLX.  In so doing, we have carefully analyzed the Company’s business, historical performance, and competitive landscape of the industry in which it operates.  In several public letters and private communications with certain members of management and the Board, we have clearly articulated our concerns with the Company, relating to, among other things, the Company’s historically weak financial performance, the Board’s failed acquisition strategy, and the substantial dilution of stockholders.  In response, the Board has failed to address the issues we have identified and appears resistant to any meaningful reconstitution of the Board, including any resolution to avoid a proxy contest that would involve any incumbent director agreeing to not stand for re-election at the Annual Meeting.

With an average tenure of over 14 years and the fact that the Board lacks any significant ownership in PLX, we question whether the Board’s interests are directly aligned with stockholders.   We further question whether the Board, as currently composed, has the incentive or open-mindedness to maximize opportunities for value creation.  We strongly believe that the Board can be enhanced with directors who have a substantial investment in the Company, who will be committed to exploring all alternatives to maximize stockholder value.

The current Board has been incapable of returning value to stockholders.

Since the Company’s initial public offering (IPO) in April 1999, PLX has generated an accumulated deficit of over $142 million.   With no retained earnings, stockholders are effectively funding losses.

The Company has also seen a significant decline in its stock price.  Since the IPO, the Company’s stock price has declined by 47%, from a debut price of $9.00 in April 1999 to a closing price of $4.80 on the trading day immediately preceding the date we announced we had nominated directors for election to the Board at the Annual Meeting.  Over the same period, NASDAQ has seen a total return in value, including dividends, of 41%.  The following graph shows the performance of the Company as compared to NASDAQ over the 10 year period ending on the trading day immediately preceding the date we publicly announced our nomination of the Nominees.

Source: Bloomberg

The Company’s Shares have also severally underperformed the Russell 2000 Index and the Philadelphia Semiconductor Index for the past five years.

Cumulative Total Return

	12/07	12/08	12/09	12/10	12/11	12/12
PLX Technology, Inc.	100.00	18.49	34.73	38.82	30.86	39.03
Russell 2000	100.00	66.21	84.20	106.82	102.36	119.09
Philadelphia Semiconductor	100.00	64.12	101.17	115.04	116.92	139.17

We believe that stockholders deserve a Board that is capable on delivering value over the long horizon. Based on the Company’s historical performance, we believe that the Board, as currently composed, is incapable of delivering such value.

The current Board has overseen an ill-advised acquisition strategy resulting in significant operating losses and substantial stockholder dilution.

Prior to the announcement of the potential transaction with IDT, PLX was losing money and, under the auspices of the majority of the current Board, embarked on what we believe to be an ill-advised acquisition strategy that destroyed enormous stockholder value. Consider the following:

•
In January 2009, PLX acquired Oxford Semiconductor, Inc. by issuing approximately nine (9) million shares or approximately 32% of the Company’s then outstanding common stock, valued then at approximately $16.4 million (which based on a recent closing price, would be worth over $50 million).  In 2012, we believe the bulk of the assets (the UK Design team) were sold in 2012 for only $2.2 million.

•
In October 2010, PLX acquired Teranetics, Inc.  PLX paid a total consideration of $54 million, comprised of cash, stock, and assumed debt for this 10 Gigabit Ethernet business with negligible revenues.  This was at a time when PLX’s entire market capitalization was approximately $134 million immediately prior to the acquisition.  Given the significant underperformance of this 10 Gigabit Ethernet business, in 2012, less than 2 years after its original acquisition, the Company sold the business for only $12 million.

 Under the direction of the current Board, we believe the Company has incurred over $50 million in cash losses as a result of these two acquisitions and issued more than 17 million shares of common stock, resulting in substantial dilution to stockholders.  In total, as a result of these two acquisitions,  stockholders have been diluted by over 50%. Given these disastrous results, in addition to the Board’s failed acquisition of IDT, we do not believe the Board, as currently constructed, should remain at the helm.  We believe the risk is far too great that this Board will make the same strategic mistakes that they have made in the past.

We are concerned the interests of the Board may not be aligned with the best interests of all stockholders.

Based upon our review of the Company’s public filings, only two (2) of the Board’s six (6) independent directors own any PLX common stock and of these two directors, they own, in the aggregate, less than one percent (1%) of the outstanding shares of the Company.  What is worse is that of the two independent directors that own any stock, one director (Mr. Salameh) has cashed in much more of his stock than his current ownership position.  Accordingly, there is no significant independent stockholder representation on the Board.  We believe the stockholders, as the true owners of the Company, need to have a strong voice at the Board level.  Such a voice promotes greater accountability and creates an environment that forces other directors to consider new and innovative ways to positively impact stockholder value.  If the Nominees are elected, members of your Board would have significant investment in the Company, which we believe would promote significantly greater accountability to all stockholders.

We believe that the Board must immediately commence a thorough review of all strategic alternatives available to the Company.

Following the failed IDT transaction, the Company has seen improved operating and financial performance by focusing on its core PCI Express business and reducing its operating expenses, a strategy touted by fellow stockholder, Balch Hill Capital, LLC, who pushed for these changes in 2012, through its public letters and submission of a formal nomination of director candidates for election at the 2012 annual meeting of stockholders.  Given its currently improved operating performance, we believe the Company is an even more attractive target of both strategic and financial interest.  In our mind, we believe this interest can be translated into a value-maximizing transaction, which could deliver greater value for stockholders than the value the Board can deliver through executing its stated business plan.

We note that historically the Board has taken difficult but necessary steps to unlock value for stockholders only when faced with a proxy contest by a stockholder (e.g., we believe the IDT transaction was provoked by the efforts of Balch Hill Capital LLC in 2012).  Accordingly, we have serious concerns over this Board’s commitment and objectively to proactively enhance stockholder value.   For instance, we question whether a PLX veteran and first time chief executive officer, Mr. Raun, may be too inclined to run the Company as a standalone business even if this is not optimal for the PLX stockholders.

We believe the Company’s stockholders deserve an objective assessment of all strategic alternatives.  However, we have no faith that this Board will ever act to realize the value of the stockholders’ investment, unless truly independent directors are added to the Board.

Our Nominees have the experience, qualifications and objectivity necessary to fully explore available opportunities to unlock value for stockholders.

Despite our efforts to avoid an expensive and protracted proxy contest, the Board would not entertain a resolution that included certain members of the Board agreeing to not stand for re-election at the Annual Meeting.  Accordingly, we have nominated five (5) highly qualified, independent directors who we believe will bring a fresh perspective into the boardroom and would be extremely helpful in evaluating and executing on initiatives to unlock value at the Company.

If elected, our Nominees are committed to working constructively with the other members of the Board and using their experience to help effect more prudent and thoughtful decision making, thus helping management execute a successful strategic plan for PLX for the benefit of all stockholders.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Board is currently composed of eight (8) directors whose terms expire at the Annual Meeting.  We are seeking your support at the Annual Meeting to elect our five (5) Nominees in opposition to five of the Company’s director nominees.  Your vote to elect our Nominees will have the legal effect of replacing five (5) incumbent directors of the Company with our Nominees.  If elected, the Nominees will represent a majority of the members of the Board.

THE NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the Nominees.  This information has been furnished to us by the Nominees.  Each of the Nominees is a citizen of the United States of America.  The nominations were made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments.  The specific experience, qualifications, attributes and skills that led us to conclude that the Nominees should serve as directors of the Company is set forth above in the section entitled “Reasons For Our Solicitation.”

Martin Colombatto, age 55, has served as a director of ClariPhy Communications, Inc., a leading developer of highly integrated single chip optical transceivers for long haul and metro networking applications, and Luxtera Corp., a world leader in silicon photonics solutions providing inter- and intra-system connectivity for a variety of networking and data center applications, since November 2011 and January 2012, respectively.  From March 2009 to November 2011, Mr. Colombatto acted as an angel investor.  From January 2006 to March 2009, Mr. Colombatto served as Chairman and Chief Executive Officer of Staccato Communications, Inc. (“Staccato”), a leading supplier of Ultra Wideband radio silicon and software solutions.  Prior to joining Staccato, Mr. Colombatto served as Vice President and General Manager of Broadcom Corporation’s Networking Business Unit.  Mr. Colombatto received a B.S. in Engineering Technology from the California Polytechnic University, Pomona, where he serves as a member of the University’s National Development Counsel.  Mr. Colombatto has over 30 years of experience in the semiconductor and electronics industry.  The Nominating Stockholder believes that Mr. Colombatto’s expertise in networking, engineering, product development, sales and marketing, general management, and mergers and acquisitions will enable him to provide the Company with valuable financial and executive insights.

Stephen Domenik, age 62, has been a general partner with Sevin Rosen Funds, a venture capital firm, since 1995, and has served on the board of directors of various private companies.  Since August 2010, Mr. Domenik has served on the board of directors of Pixelworks, Inc. (NASDAQ:PXLW).  Since May 2012, Mr. Domenik has served on the board of directors of MoSys, Inc. (NASDAQ:MOSY).  Mr. Domenik also served on the board of directors of NetLogic Microsystems, Inc. (NASDAQ:NETL) from January 2001 until it was acquired in February 2012. Mr. Domenik holds a B.S. in Physics and a M.S.E.E. from the University of California at Berkeley.  The Nominating Stockholder believes that Mr. Domenik's extensive business experience, having held senior management positions at several companies in the semiconductor industry and having served on the boards of directors of multiple public semiconductor companies, make him well qualified to serve on the Board.

Mark Schwartz, age 46, is currently a director of Pepex Biomedical, Inc., a medical device company specializing in developing, manufacturing, and marketing disposable miniaturized electrochemical biosensors, since March 2012, and a director of PurchasePoint Design, a company specializing in point of purchase display and product design, since November 2009.  From March 2004 to April 2012, Mr. Schwartz was Executive Vice President, Chief Financial Officer and Secretary of Fabrinet, Inc. (NYSE:FN) (“Fabrinet”), a provider of precision optical, electro-mechanical, and electronic manufacturing services to original equipment manufacturers.  From May 2000 to March 2004, Mr. Schwartz served as Fabrinet’s Secretary and Senior Vice President, Global Finance of Fabrinet USA, Inc.  From May 2000 to December 2009, Mr. Schwartz also served as General Counsel of Fabrinet.  In addition, Mr. Schwartz served as a director of several wholly-owned subsidiaries of Fabrinet.  From 1997 to May 2000, Mr. Schwartz practiced corporate law at Morgan Franich, Fredkin & Marsh in San Jose, California where he specialized in corporate finance, mergers and acquisitions and technology licensing.  Mr. Schwartz holds a B.A. in Business Administration from the University of Miami and a J.D. from the University of San Diego.  The Nominating Stockholder believes that Mr. Schwartz’s public company financial and operational experience make him well qualified to serve on the Board.

Eric Singer, age 39, has served as a co-managing member of Potomac Management II, the general partner of PCP II, and Potomac Management III, the general partner of PCP III, since March 2012.  Mr. Singer is also the Chairman of the Board of Sigma Designs, Inc. (NASDAQ:SIGM), a public semiconductor company and has been a Board member since August 2012.  Since May 2009, Mr. Singer has served as an advisor to Potomac Management I and its related entities.  From August 2008 until its sale in February 2010, Mr. Singer served as a director of Zilog Corporation, a public semiconductor company.  From July 2007 to April 2009, Mr. Singer was a senior investment analyst at Riley Investment Management. Mr. Singer managed private portfolios for Alpine Resources LLC from January 2003 to July 2007.  Mr. Singer received a B.A. from Brandeis University.  The Nominating Stockholder believes that Mr. Singer’s experience as a public company director within the semiconductor industry, as well as his significant financial and investment experience, will enable him to assist in the effective oversight of the Company, making him well qualified to serve on the Board.

Arthur Swift, age 55, has been the Chief Executive Officer of CUPP Computing AS, a supplier of security solutions for mobile devices since October 2012.  From October 2011 to September 2012, Mr. Swift was a consultant to MIPS Technologies, Inc. (NASDAQ:MIPS), a supplier of processor IP and technology.  From March 2009 to October 2011, Mr. Swift was the Vice President of Marketing and Business Development for MIPS Technologies, Inc.  From June 2007 to December 2008, Mr. Swift was the President and Chief Executive Officer of Unidym, Inc., a supplier of nanotechnology solutions and a majority held subsidiary of Arrowhead Research Corporation.  From March 2005 to January 2007, Mr. Swift served as President, Chief Executive Officer and as a director of Transmeta Corporation (NASDAQ:TMTA) (“Transmeta”), a provider of low-power microprocessors and IP, and from March 2003 to March 2005, served as Senior Vice President of Marketing of Transmeta.  Earlier in his career, Mr. Swift held general management positions at Cirrus Logic, including Vice President and General Manager for both optical and magnetic storage divisions, and Vice President-level management positions at Sun Microsystems, Digital Equipment, and Bipolar Integrated Technology.  Mr. Swift started his career at Fairchild Semiconductor.  Mr. Swift holds a B.S. in Electrical Engineering from the Pennsylvania State University.   With over 20 years of management and industry experience, including successful experience in creating and growing technology businesses, the Nominating Stockholder believes Mr. Swift would be a great asset to the Company.

The principal business address of each of the members of the Potomac Group is 825 Third Avenue, 33rd Floor, New York, New York 10022. Mr. Colombatto’s principal business address is 4130 Calle Isabella, San Clemente, CA 92672. Mr. Domenik’s principal business address is c/o Sevin Rosen Funds, 421 Kipling Street, Palo Alto, CA 94301. Mr. Schwartz’s principal business address is 1493 Rancho View Dr., Lafayette, CA 94549.  Mr. Swift’s principal business address is c/o CUPP Computing AS, 470 Ramona St., Palo Alto, CA 94301.

On March 6, 2013, each of PCP II, Potomac Management II, PCP III, Potomac Management III, PCP I, Potomac Management I, Mr. Solit and the Nominees entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of PLXT, (b) they agreed to solicit proxies or written consents for the election of the Nominees, or any other person(s) nominated by PCP II, to the Board at the Annual Meeting (the “Solicitation”), and (c) PCP II agreed to bear all expenses incurred in connection with the group’s activities, including approved expenses incurred by any of the group members in connection with the Solicitation, subject to certain limitations.  In the event any of the Nominees are elected to the Board, PCP II may seek reimbursement from the Company of all expenses it incurs in connection with the nomination and the Solicitation.  If such reimbursement is approved by the Board, PCP II does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

As of the date hereof, Mr. Colombatto directly owns 13,100 Shares, may be deemed to beneficially own 13,100 Shares that are held in a trust of which Mr. Colombatto is a trustee and a beneficiary with his wife, and may be deemed to beneficially own 9,500 shares which are held in a trust for his child who shares the same household.  As of the date hereof, Mr. Singer directly owns 181,234 Shares and, as the co-managing member of each of Potomac Management II and Potomac Management III, may be deemed to beneficially own the 3,174,318 Shares held directly by PCP II and the 128,249 Shares held directly by PCP III.   As of the date hereof, Messrs. Domenik, Schwartz and Swift do not directly own any Shares.   For information regarding purchases and sales of Shares during the past two years by the Nominees, see Schedule I.

On March 6, 2013, PCP II entered into letter agreements pursuant to which PCP II agreed to indemnify each of Messrs. Colombatto, Domenik, Schwartz, and Swiftagainst any and all claims of any nature arising from the Solicitation and any related transactions.

Other than as stated herein, there are no arrangements or understandings between members of the Potomac Group and any of the Nominees or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by each of the Nominees to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Annual Meeting.  None of the Nominees are a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

Each Nominee presently is, and if elected as a director of the Company would be, an “independent director” within the meaning of (i) applicable NASDAQ listing standards applicable to board composition, including Rule 5605(a)(2), and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. No Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

We do not expect that the Nominees will be unable to stand for election, but, in the event that such persons are unable to serve or for good cause will not serve, the Shares represented by the enclosed GOLD proxy card will be voted for substitute nominees, to the extent this is not prohibited under the Bylaws and applicable law.  In addition, we reserve the right to nominate substitute persons if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying the Nominees, to the extent this is not prohibited under the Bylaws and applicable law.  In any such case, Shares represented by the enclosed GOLD proxy card will be voted for such substitute nominees.  We reserve the right to nominate additional persons, to the extent this is not prohibited under the Bylaws and applicable law. Additional nominations made pursuant to the preceding sentence are without prejudice to the position of Potomac that any attempt to increase the size of the current Board constitutes an unlawful manipulation of the Company’s corporate machinery.

YOU ARE URGED TO VOTE FOR THE ELECTION OF THE NOMINEES ON THE ENCLOSED GOLD PROXY CARD.

PROPOSAL NO. 2

COMPANY PROPOSAL TO RATIFY APPOINTMENT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, the Board has selected BDO USA, LLP to serve as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2013.

WE DO NOT OBJECT TO THE RATIFICATION OF THE APPOINTMENT OF BDO USA, LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2013 AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

PROPOSAL NO. 3

COMPANY’S PROPOSAL TO VOTE ON EXECUTIVE COMPENSATION

As discussed in further detail in the Company’s proxy statement, the Company is asking stockholders to cast a non-binding advisory vote to approve the compensation of the Company’s named executive officers.  The Company is asking stockholders to vote for the following resolution:

“RESOLVED, that the stockholders of PLX Technology, Inc. approve the compensation of the executive officers named in the Summary Compensation Table, as disclosed in its proxy statement for the annual meeting of stockholders in 2013 pursuant to the compensation disclosure rules of the Securities and Exchange Commission (which disclosure includes the Compensation Discussion and Analysis, the executive compensation tables and the related footnotes and narrative accompanying the tables).”

According to the Company’s proxy statement, your vote on this proposal is advisory and non-binding.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THIS PROPOSAL AND INTEND TO VOTE OUR SHARES CONSISTENT WITH THE RECOMMENDATION OF ISS WITH RESPECT TO THIS PROPOSAL.

VOTING AND PROXY PROCEDURES

Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting.  Each Share is entitled to one vote.  Stockholders who sold Shares before the Record Date (or acquire them without voting rights after the Record Date) may not vote such Shares.  Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such Shares after the Record Date.  Based on publicly available information, we believe that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the Shares.

Shares represented by properly executed GOLD proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees to the Board, FOR the ratification of the appointment of BDO USA, LLP, ABSTAIN with respect to the non-binding advisory vote on executive compensation, as described herein, and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting.

This Proxy Statement is soliciting proxies to elect only our Nominees.  Accordingly, the enclosed GOLD proxy card may only be voted for our Nominees and does not confer voting power with respect to the Company’s nominees.  You can only vote for the Company’s nominees by signing and returning a proxy card provided by the Company.  The participants in this solicitation intend to vote all of their Shares in favor of the Nominees.

QUORUM; DISCRETIONARY VOTING

A majority of the issued and outstanding Shares entitled to vote, represented either in person or by proxy, is necessary to constitute a quorum for the transaction of business at the Annual Meeting.  Shares that are voted “WITHHOLD” in the election of directors or “ABSTAIN” on any other business matter will be treated as being present for purposes of determining the presence of a quorum.  Shares held by brokers, banks or nominees (i.e. in “street name”) may not be voted by such brokers, banks or nominees on the proposal to elect directors or the proposal to approve the non-binding advisory resolution on executive compensation unless the beneficial owners of such Shares provide them with instructions on how to vote.  Shares held by brokers, banks or nominees may be voted by such brokers, banks or nominees on the proposal to ratify the appointment of BDO USA, LLP if the beneficial owners of such Shares do not provide them with instructions on how to vote.

VOTES REQUIRED FOR APPROVAL

Vote required for the election of directors.  According to the Company’s proxy statement, if a quorum is present, the candidates who receive the highest number of “FOR” votes at the Annual Meeting are elected.  Under this plurality standard, “WITHHOLD” votes and broker non-votes have no effect.

Vote required for the ratification of the appointment of BDO USA, LLP and the approval of the non-binding advisory resolution on executive compensation.  According to the Company’s proxy statement, if a quorum is present, the affirmative vote of a majority of the Shares present and entitled to vote at the Annual Meeting will be required to ratify the appointment of BDO USA, LLP as the Company’s independent registered public accounting firm and to approve the non-binding advisory resolution on executive compensation.  Since “FOR” votes cast must exceed “AGAINST” votes cast, abstentions will have the effect as a negative vote for these proposals.

REVOCATION OF PROXIES

Stockholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation.  The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy.  The revocation may be delivered either to Potomac in care of Okapi Partners at the address set forth on the back cover of this Proxy Statement or to the Company at 870 W. Maude Avenue, Sunnyvale, California 94085 or any other address provided by the Company.  Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to Potomac in care of Okapi Partners at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding Shares.  Additionally, Okapi Partners may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by Potomac.  Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

Potomac has entered into an agreement with Okapi Partners for solicitation and advisory services in connection with this solicitation, for which Okapi Partners will receive a fee not to exceed $________, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.  Okapi Partners will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders.  Potomac has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record.  Potomac will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.  It is anticipated that Okapi Partners will employ up to ___ persons to solicit stockholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by PCP II. Costs of this solicitation of proxies are currently estimated to be approximately $___________.  Potomac estimates that through the date hereof its expenses in connection with this solicitation are approximately $________.  Potomac intends to seek reimbursement from the Company of all expenses it incurs in connection with this solicitation.  If such reimbursement is approved by the Board, Potomac does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

Each of the members of the Potomac Group and the other Nominees are participants in this solicitation.  The principal business of PCP I, PCP II and PCP III is investing in securities.  The principal business of Potomac Management I is acting as the general partner of PCP I. The principal business of Potomac Management II is acting as the general partner of PCP II. The principal business of Potomac Management III is acting as the general partner of PCP III. The principal occupation of Mr. Solit is serving as the managing member of Potomac Management I and co-managing member of each of Potomac Management II and Potomac Management III. The principal occupation of Mr. Singer is serving as the co-managing member of each of Potomac Management II and Potomac Management III. The principal business address of each of the members of the Potomac Group is 825 Third Avenue, 33rd Floor, New York, New York 10022.

As of the date hereof, PCP II beneficially owned 3,174,318 Shares; PCP I beneficially owned 952,083 Shares; and PCP III beneficially owned 128,249 Shares.  By virtue of their relationships with PCP II, Potomac Management II and Messrs. Solit and Singer may be deemed to beneficially own the Shares beneficially owned by PCP II.  By virtue of their relationships with PCP III, Potomac Management III and Messrs. Solit and Singer may be deemed to beneficially own the Shares beneficially owned by PCP III.  By virtue of their relationships with PCP I, Potomac Management I and Mr. Solit may be deemed to beneficially own the Shares beneficially owned by PCP I.

On April 19, 2013, PCP II sold put option contracts to unrelated third parties, giving the right, but not the obligation, to deliver to PCP II, 1,265,000 Shares at an exercise price of $5.00 per share.  Such options expired on September 21, 2013 unexercised.

PCP II, PCP III and PCP I each effect purchases of securities primarily through margin accounts maintained for them with prime brokers, which may extend margin credit to them as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Each participant in this solicitation, as a member of a “group” with the other participants for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to beneficially own the Shares owned in the aggregate by the participants.  Each participant in this solicitation disclaims beneficial ownership of the Shares he or it does not directly own, except to the extent of his or its pecuniary interest therein.  For information regarding purchases and sales of securities of the Company during the past two years by the participants in this solicitation, see Schedule I.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting.

There are no material proceedings to which any participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.  With respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.

OTHER MATTERS AND ADDITIONAL INFORMATION

Potomac is unaware of any other matters to be considered at the Annual Meeting.  However, should other matters, which Potomac is not aware of a reasonable time before this Solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed GOLD proxy card will vote on such matters in their discretion.

STOCKHOLDER PROPOSALS

Stockholder proposals submitted pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 and intended to be presented at the Company’s 2014 annual meeting of stockholders must be received by the Company not later than _________, 2014 in order to be considered for inclusion in the Company’s proxy materials for that meeting.

For stockholder proposals to be considered properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice in writing to the Secretary of the Company. To be timely for the Company’s 2014 annual meeting of stockholders, a stockholder’s notice must be delivered to or mailed and received by the Secretary of the Company at the principal executive offices of the Company between _________ and __________. A stockholder’s notice to the Secretary must set forth as to each matter the stockholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and record address of the stockholder proposing such business, (iii) the class and number of shares of the Company which are beneficially owned by the stockholder and (iv) any material interest of the stockholder in such business. Section 2.10 of the Bylaws requires stockholders to furnish to the Secretary of the Company additional information if a stockholder proposes to nominate candidates for election as directors at the annual meeting.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the Company’s 2014 annual meeting of stockholders is based on information contained in the Company’s proxy statement.  The incorporation of this information in this proxy statement should not be construed as an admission by Potomac that such procedures are legal, valid or binding.

INCORPORATION BY REFERENCE

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING.  THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, AND OTHER IMPORTANT INFORMATION.  ALTHOUGH WE DO NOT HAVE ANY KNOWLEDGE INDICATING THAT ANY STATEMENT MADE BY IT HEREIN IS UNTRUE, WE DO NOT TAKE ANY RESPONSIBILITY FOR THE ACCURACY OR COMPLETENESS OF STATEMENTS TAKEN FROM PUBLIC DOCUMENTS AND RECORDS THAT WERE NOT PREPARED BY OR ON OUR BEHALF, OR FOR ANY FAILURE BY THE COMPANY TO DISCLOSE EVENTS THAT MAY AFFECT THE SIGNIFICANCE OR ACCURACY OF SUCH INFORMATION.  SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

POTOMAC CAPITAL PARTNERS II, L.P.

_____________, 2013

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY
DURING THE PAST TWO YEARS

Shares of Common Stock Purchased / (Sold)	Date of Purchase / Sale

POTOMAC CAPITAL PARTNERS II, L.P.
25,000	12/11/2012
1,000	12/17/2012
25,000	12/17/2012
25,000	12/19/2012
25,000	12/27/2012
200,036	01/10/2013
70,210	01/11/2013
14,421	01/11/2013
87,974	01/11/2013
15,762	01/15/2013
10,142	01/17/2013
32,000	01/18/2013
25,000	01/23/2013
825,412	01/23/2013
9,800	01/28/2013
15,000	02/21/2013
115,594	04/03/2013
99,973	04/04/2013
48,535	04/05/2013
(4,200)	04/05/2013
25,250	04/08/2013
(200,000)a	04/10/2013
(565,000)a	04/12/2013
300	04/12/2013
(500,000)a	04/15/2013
40,000	04/15/2013
4,440	04/17/2013
150,469	04/17/2013
(1,800)	04/17/2013
50,000	04/19/2013
50,000	05/01/2013
20,107	05/16/2013
599	05/17/2013
30,000	05/20/2013
65,852	05/22/2013
12,058	05/23/2013
34,928	05/23/2013

a Represented a short put option with a $5.00 Strike Price that expired unexercised on September 21, 2013

9,400	05/24/2013
3,500	06/03/2013
25,000	06/11/2013
2,700	06/13/2013
248,313	06/13/2013
50,000	06/19/2013
95,800	06/20/2013
118,483	06/24/2013
100,000	06/25/2013
100,000	06/26/2013
100,000	06/27/2013
18,300	09/09/2013
30,000	09/10/2013
20,000	09/13/2013
50,000	09/16/2013
5,000	09/18/2013
50,000	10/24/2013

POTOMAC CAPITAL MANAGEMENT II, L.L.C. None
POTOMAC CAPITAL PARTNERS III, L.P.
62,135	01/09/2013
21,809	01/10/2013
27,326	01/11/2013
4,479	01/11/2013
2,500	10/18/2013
10,000	10/21/2013

POTOMAC CAPITAL MANAGEMENT III, L.L.C.
None
POTOMAC CAPITAL PARTNERS, L.P.
20,034	11/13/2012
601	11/13/2012
43,000	11/14/2012
8,802	11/15/2012
31,000	11/16/2012
66,400	12/19/2012
5,000	12/20/2012
40,059	12/21/2012
5,900	12/21/2012
13,500	12/24/2012
8,700	12/27/2012
7,700	12/28/2012

180,000	01/14/2013
116,138	01/15/2013
143,758	01/17/2013
117,147	01/23/2013
1,000	01/30/2013
7,200	02/20/2013
5,500	02/21/2013
13,951	02/22/2013
2,100	02/22/2013
25,000	02/25/2013
6,772	02/25/2013
20,000	03/18/2013
17,314	04/02/2013
5,204	05/23/2013
15,072	05/23/2013
4,044	05/24/2013
1,500	06/03/2013
19,687	06/11/2013

POTOMAC CAPITAL MANAGEMENT L.L.C.
None

PAUL J. SOLIT
None

ERIC SINGER
62,400	03/19/2013bc
9,000	03/25/2013bd
21,138	03/26/2013be
9,000	03/27/2013bf
27,000	03/28/2013bg
8,776	04/01/2013bh
41,000	04/02/2013bi
2,920	05/16/2013

b Represents the weighted average purchase price for these Shares.  The Reporting Person undertakes to provide to the staff of the SEC, upon request, full information regarding the number of Shares purchased at each separate price.

c The range of purchase prices was $4.4400 to $4.5400 per Share.

d The range of purchase prices was $4.4180 to $4.4500 per Share.

e The range of purchase prices was $4.4050 to $4.4200 per Share.

f The range of purchase prices was $4.3900 to $4.4100 per Share.

g The range of purchase prices was $4.5050 to $4.5500 per Share.

h The range of purchase prices was $4.5390 to $4.5400 per Share.

i The range of purchase prices was $4.3250 to $4.4000 per Share.

MARTIN COLOMBATTO
(2,800)	12/31/2012
13,100	12/31/2012
2,384	04/26/2012j
100	04/20/2012j
91	04/10/2012
700	04/10/2012
800	04/10/2012
515	04/10/2012
120	04/10/2012
100	04/10/2012
100	04/10/2012
80	04/10/2012
100	04/10/2012
100	04/10/2012
100	04/10/2012
100	04/10/2012
10	04/10/2012
100	04/09/2012
100	04/09/2012
100	04/09/2012
100	04/09/2012
79	04/09/2012
3,400	04/09/2012
10	04/09/2012
4,011	04/09/2012
37	03/23/2012k
163	03/23/2012k
900	03/23/2012k
500	03/23/2012k
700	03/23/2012k
547	03/22/2012k
100	03/22/2012k
800	03/22/2012k
100	03/22/2012k
80	03/22/2012k
80	03/22/2012k
100	03/22/2012k
100	03/22/2012k
100	03/22/2012k
100	03/22/2012k
15	03/22/2012k
89	03/22/2012k

j Represent shares held in a trust of which Mr. Colombatto and his wife are the trustees and beneficiaries.

k Represents Shares held in trust for the benefit of Mr. Colombatto’s child who shares the same household.

89	03/22/2012k
100	03/22/2012k
100	03/22/2012k
2,100	03/22/2012k
2,600	10/22/2013kl
2,600	10/22/2013l

STEPHEN DOMENIK
None
MARK SCHWARTZ
700	03/26/2012
300	03/26/2012
(1,000)	07/27/2012

ARTHUR L. SWIFT
None

1Represents the weighted average purchase price for these Shares.  The Reporting Person undertakes to provide to the staff of the SEC, upon request, full information regarding the number of Shares purchased at each separate price.  The range of purchase prices was $5.7000 to $5.8000 per Share.

Schedule II

The following table is reprinted from the Company’s definitive proxy statement filed with the Securities and Exchange Commission on ________________, 2013

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of the Company’s Common Stock as of the Record Date for (i) each person who is known by the Company to beneficially own more than 5% of the Company’s Common Stock, (ii) each of the Company’s directors, (iii) each of the officers appearing in the Summary Compensation Table below and (iv) all directors and executive officers as a group.

Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all capital stock shown to be held by that person.  The address of each director and executive officer, unless indicated otherwise, is c/o PLX Technology, Inc., 870 W. Maude Avenue, Sunnyvale, CA 94085.

	Shares Beneficially Owned (1)
Beneficial Owner	Number		Percent (2)

5% or Greater Stockholders:

Potomac Capital Partners II, L.P.	4,281,584	(3)	____%
825 Third Avenue, 33rd Floor
New York, New York 10022

AQR Capital Management, LLC	3,117,580	(4)	____%
Two Greenwich Plaza, 3rd Floor
Greenwich, CT 06830

BlackRock, Inc.	2,554,696	(5)	____%
40 East 52nd Street
New York, NY 10022

Discovery Group I, LLC	2,361,781	(6)	____%
191 North Wacker Dr. Ste 1685
Chicago, IL 60606

Directors and Named Executive Officers:

D. James Guzy	2,225,175	(7)	____%
Ralph Schmitt	715,727	(8)	____%
Michael J. Salameh	372,126	(9)	*
Vijay Meduri	291,245	(10)	*
David Raun	273,396	(11)	*
Michael Grubisich	252,730	(12)	*
Arthur O. Whipple	233,680	(13)	*
Gene Schaeffer	232,274	(14)	*
Thomas Riordan	64,000	(15)	*
John H. Hart	34,000	(16)	*
Robert H. Smith	34,000	(17)	*
Patrick Verderico	34,000	(18)	*
All directors and executive officers as a group (12 persons):	4,762,353	(19)	____%

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. The indication herein that shares are beneficially owned is not an admission on the part of the listed stockholder that he, she or it is or will be a direct or indirect beneficial owner of those shares.  The share amounts for executive officers in the table above include shares allocated to the accounts of such executive officers in the Company’s employee stock ownership plan (“ESOP”).  Each ESOP participant has the right to direct the ESOP trustee to vote the shares allocated to his or her account on all matters on which holders of common stock are voting and, consequently, as to shares allocated to the account of an executive officer in the ESOP, the executive officer may be deemed the beneficial owner of such shares.

(2)	Based upon [_______] shares of common stock issued and outstanding as of November 11, 2013.

(3)
Based on a Schedule 13D/A (Amendment No. 6) filed with the SEC on June 27, 2013, by the following persons who report that they may be deemed a group having beneficial ownership of an aggregate of 4,281,584 shares listed in the table above (with the individually reported numbers of shares and powers indicated in parentheses after each name):  Potomac Capital Partners II, L.P. (3,002,018, shared voting and dispositive power), Potomac Capital Management II, L.L.C. (3,002,018, shared voting and dispositive power), Potomac Capital Partners III, L.P. (115,749, shared voting and dispositive power), Potomac Capital Management III, L.L.C. (115,749, shared voting and dispositive power), Potomac Capital Partners L.P. (952,083, shared voting and dispositive power), Potomac Capital Management, L.L.C. (952,083, shared voting and dispositive power), Paul J. Solit (4,069,850, shared voting and dispositive power), Eric Singer (181,234, sole voting and dispositive power; 3,117,767, shared voting and dispositive power), Martin Colombatto (30,500, sole voting and dispositive power), Stephen Domenik (0), Mark Schwartz (0), and Arthur Swift (0).  Interested persons may read Amendment No. 6 and previous (and, if any, subsequent) Schedule 13D filings by the reporting persons relating to PLX stock for additional information concerning the reporting persons, the purpose and recent history of their ownership of PLX stock, and other details.

(4)	Based on a Schedule 13G filed with the SEC on February 14, 2013, AQR Capital Management, LLC reported shared voting and dispositive power over all of the shares reported as beneficially owned by it.

(5)	Based on a Schedule 13G/A filed with the SEC on February 13, 2013, BlackRock, Inc. reported sole voting and dispositive power over all of the shares reported as beneficially owned by it.

(6)	Based on a Schedule 13D filed with the SEC on September 13, 2013, Discovery Group I, LLC reported shared voting and dispositive power over all of the shares reported as beneficially owned by it.

(7)
Based on information set forth in a Schedule 13D filed with the SEC on March 16, 2010. Includes the right to purchase 2,181,259 shares that are currently held by Mr. Mark Guzy, within 60 days of November 11, 2013, which purchase right is held by Mr. D. James Guzy, Sr., Mrs. Marcia Guzy, his wife, and Arbor Company, of which each of Mr. and Mrs. Guzy are general partners. Also includes 34,000 shares subject to options exercisable within 60 days of November 11, 2013. Mr. Mark Guzy filed a Schedule 13G/A on April 9, 2013, stating his belief that he alone has exclusive rights in the 2,181,259 shares.

(8)
Includes 694,915 shares subject to options exercisable within 60 days of November 11, 2013 and 2,812 shares allocated to this person’s account in the ESOP, as to which this person has the right to direct the vote.

(9)	Includes 34,000 shares subject to options exercisable within 60 days of November 11, 2013 and 8,400 shares held by Mr. Salameh’s children.

(10)
Includes 263,416 shares subject to options exercisable within 60 days of November 11, 2013 and 3,314 shares allocated to this person’s account in the ESOP, as to which this person has the right to direct the vote.

(11)
Includes 237,082 shares subject to options exercisable within 60 days of November 11, 2013 and 3,314 shares allocated to this person’s account in the ESOP, as to which this person has the right to direct the vote.

(12)
Includes 244,416 shares subject to options exercisable within 60 days of November 11, 2013 and 3,314 shares allocated to this person’s account in the ESOP, as to which this person has the right to direct the vote.

(13)
Includes 199,166 shares subject to options exercisable within 60 days of November 11, 2013 and 3,314 shares allocated to this person’s account in the ESOP, as to which this person has the right to direct the vote.

(14)
Includes 219,895 shares subject to options exercisable within 60 days  of November 11, 2013 and 2,379 shares allocated to this person’s account in the ESOP, as to which this person has the right to direct the vote.

(15)	Includes 64,000 shares subject to options exercisable within 60 days of November 11, 2013.

(16)	Includes 34,000 shares subject to options exercisable within 60 days of November 11, 2013.

(17)	Includes 34,000 shares subject to options exercisable within 60 days of November 11, 2013.

(18)	Includes 34,000 shares subject to options exercisable within 60 days of November 11, 2013.

(19)	Includes 2,092,890 shares subject to options exercisable within 60 days of November 11, 2013 and includes 18,447 shares allocated to the accounts of the executive officers in the ESOP.

(*)	Less than 1%.

IMPORTANT

Tell your Board what you think!  Your vote is important.  No matter how many Shares you own, please give us your proxy FOR the election of our Nominees by taking three steps:

•	SIGNING the enclosed GOLD proxy card,

•	DATING the enclosed GOLD proxy card, and

•	MAILING the enclosed GOLD proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such Shares and only upon receipt of your specific instructions.  Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed GOLD voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Okapi Partners at the address set forth below.

OKAPI PARTNERS LLC 437 Madison Avenue, 28th Floor New York, N.Y. 10022 (212) 297-0720 Stockholders Call Toll-Free at: (877) 566-1922 E-mail: info@okapipartners.com

PRELIMINARY COPY - SUBJECT TO COMPLETION, DATED OCTOBER 29, 2013

GOLD PROXY CARD

PLX TECHNOLOGY, INC.

2013 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF POTOMAC CAPITAL PARTNERS II, L.P.

THE BOARD OF DIRECTORS OF PLX TECHNOLOGY, INC. IS NOT SOLICITING THIS PROXY

P     R     O     X     Y

The undersigned appoints Paul J. Solit and Eric Singer, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of PLX Technology, Inc (the “Company”) which the undersigned would be entitled to vote if personally present at the 2013 Annual Meeting of Stockholders of the Company scheduled to be held at _________ located at ___________________, on December 18, 2013 at ____ _.m., local time, including any adjournment or postponement thereof and any meeting which may be called in lieu thereof.

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof.  If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Potomac Capital Partners II, L.P. (“Potomac”) a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSALS 1 AND 2 AND “ABSTAIN” WITH RESPECT TO PROPOSAL 3.

This Proxy will be valid until the sooner of one year from the date indicated on the reverse and the completion of the Annual Meeting.

Important Notice Regarding the Availability of Proxy Materials

for the Annual Meeting

Potomac's Proxy Statement and this GOLD proxy card are available at _____________________________

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

[X] Please mark vote as in this example

POTOMAC RECOMMENDS A VOTE “FOR” THE NOMINEES LISTED IN PROPOSAL 1.

1.	POTOMAC’S PROPOSAL TO ELECT DIRECTORS:

	FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW

Nominees: Martin Colombatto Stephen Domenik Mark Schwartz Eric Singer Arthur Swift	[ ]	[ ]	[ ]

2.	THE COMPANY’S PROPOSAL TO RATIFY THE APPOINTMENT OF BDO USA, LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2013:

FOR	AGAINST	ABSTAIN

[ ]	[ ]	[ ]

3.	THE COMPANY’S PROPOSAL TO APPROVE THE NON-BINDING ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION FOR 2012:

FOR	AGAINST	ABSTAIN

[ ]	[ ]	[ ]

DATED:  ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN.  EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.  PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.